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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4—Final Amendment
to
Schedule 13E-3

RULE 13e -3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

USHEALTH GROUP, INC.
(formerly, ascent assurance, inc.)
(NAME OF ISSUER)

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC
CREDIT SUISSE
BENJAMIN M. CUTLER
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

9173P109
(CUSIP Number of Class of Securities)
Alan H. Freudenstein
Special Situations Holdings, Inc.—Westbridge
11 Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

with copy to:

Mark E. Palmer Linklaters 1345 Avenue of the Americas New York, New York 10105 (212) 424-9000	Patrick H. O'Neill USHEALTH Group, Inc. 3100 Burnett Plaza, Unit 33 801 Cherry Street Fort Worth, Texas 76102 (817) 878-3300	Robert S. Reder Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) bca under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☒ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction. ☒

CALCULATION OF REGISTRATION FEE

Transaction Valuations*	Amount of Filing Fees

$1,101,569.50	$129.65

*	Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. Assumes the purchase of 3,553,450 shares of Common Stock, par value $.01 per share, of USHEALTH Group, Inc. at $.31 per share.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $129.65	Filing Party: Special Situations Holdings, Inc.—Westbridge
Form or Registration No.: Schedule 13E-3	Date Filed: April 18, 2005

INTRODUCTION

        This Fourth Amendment to the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3") is being filed by (i) Special Situations Holdings, Inc.—Westbridge ("SSH"), (ii) Credit Suisse First Boston Management LLC, a Delaware limited liability company ("Management LLC"), (iii) Credit Suisse, a Swiss bank ("Credit Suisse") and (iv) Benjamin M. Cutler, Chairman of the Board and Chief Executive Officer of USHEALTH ("Mr. Cutler," and together with SSH, Management LLC and Credit Suisse, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of CAA Acquisition Corp. ("CAA Acquisition"), a Delaware corporation and a wholly-owned subsidiary of SSH ("CAA Acquisition"), with and into USHEALTH Group, Inc., a Delaware corporation (formerly known as Ascent Assurance, Inc. (the "Company" or "USHEALTH")), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). CAA Acquisition is no longer a Filing Person because it was merged with and into the Company, with the Company as the surviving corporation.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 is hereby amended and supplemented to add the following:

        The Merger became effective at 1:46 p.m., New York City time, on October 14, 2005 (the "Effective Time"). Immediately prior to the Effective Time, CAA Acquisition owned 47,210,376 shares of common stock, $.01 par value per share (the "Shares"), of the Company, which was more than 90% of the outstanding Shares of the Company entitled to vote on a fully diluted basis. Accordingly, under applicable Delaware law, no action was required by the stockholders of the Company (other than SSH and its affiliates) for the Merger to become effective. As a result of the Merger, the separate corporate existence of CAA Acquisition has terminated and the Company has become a wholly owned subsidiary of SSH.

        Pursuant to the terms of the Merger, each outstanding Share (other than shares held by SSH or any of its direct or indirect subsidiaries, and other than shares as to which dissenters' rights are exercised, all of which were canceled) held immediately prior to the Effective Time now represents only the right to receive $.31 per Share, net to the holder in cash, without interest.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Item 5 is hereby amended and supplemented to add the following:

        (b)   SIGNIFICANT CORPORATE EVENTS. A Certificate of Ownership and Merger, dated as of October 14, 2005, was filed with the Secretary of State of Delaware and the Merger became effective on October 14, 2005. Registered holders of Shares at the Effective Time are being sent payment for their Shares.

        On October 14, 2005, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.

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ITEM 16. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Form of Letter to the Former Holders of Common Stock of USHEALTH Group, Inc.
(a)(2)	Form of Letter of Transmittal
(a)(3)	Certificate of Ownership and Merger, dated as of October 14, 2005
(a)(4)	Press Release

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SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2005

SPECIAL SITUATIONS HOLDINGS, INC.—WESTBRIDGE
By:	/s/ GREGORY M. GRIMALDI Name: Gregory M. Grimaldi Title: Vice President
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC
By:	/s/ ALAN H. FREUDENSTEIN Name: Alan H. Freudenstein Title: President
CREDIT SUISSE
By:	/s/ RICHARD E. THORNBURGH Name: Richard E. Thornburgh Title: Executive Vice Chairman of Credit Suisse First Boston Division
By:	/s/ D. WILSON ERVIN Name: D. Wilson Ervin Title: Chief Risk Officer
/s/ BENJAMIN M. CUTLER Benjamin M. Cutler

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CALCULATION OF REGISTRATION FEE
INTRODUCTION
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 16. EXHIBITS
SIGNATURES